UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F  ☒            Form 40-F  ☐

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes  ☐            No  ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: April 28, 2006	By	/S/ JUNICHIROU OTSUDA
Junichirou Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of PT Bank UFJ Indonesia

Tokyo, April 28, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate PT Bank UFJ Indonesia. PT Bank UFJ Indonesia is a subsidiary of BTMU.

1.	Outline of PT Bank UFJ Indonesia

(1) Address:	4th and 5th Floors, Permatabank Tower 1, Jl. Jend.
Sudirman Kav. 27, Jakarta 12920, Indonesia

(2) Managing director:	Seiji Ozaki

(3) Capital:	Indonesian rupiah 817,449 million

(4) Main business:	Banking

2.	Reason for liquidation

Upon the merger of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited, it was decided to consolidate the operations of PT Bank UFJ Indonesia into the BTMU Jakarta branch. Consequently, it has been decided to liquidate PT Bank UFJ Indonesia.

3.	Timing of liquidation

Liquidation is expected to be completed by the end of October 2006.

4.	Impact on MUFG’s business forecast

The effects of this event, if any, will be taken into account in MUFG’s business forecast for the fiscal year ending March 31, 2007, which will be announced at the time of the announcement of business results for the fiscal year ended March 31, 2006.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651